November 7, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

VIA FACSIMILE: (202) 772-9205

Attention: John Zitko

Dear Mr. Zitko,

Re:	Principle Security International Incorporated
Form SB-2 Registration Statement on Form SB-2
File No. 333-145730

With reference to your facsimile of September 19, 2007 we will be amending our filing and providing all supplementary information as requested, in connection with your review of the Form SB-2 Registration Statement originally filed with the Securities and Exchange Commission on August 27, 2007. We are providing you with marked copies of the amendment to expedite your review. We will be filing the amended Form SB-2 via EDGAR. Please note that we have updated the financial statements in the SB-2 to reflect current operations as at August 31, 2007.

          General

1.	Given the length of time that the selling shareholders have held their shares prior to the filing of your registration statement, the circumstances surrounding the private placements in which the shareholders received their shares and the significant portion of your outstanding common stock being registered on this Form SB-2, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.

For guidance, please refer to Telephone Interpretation D-29, available at http:/www.sec.gov/interps/telephone/cftclinterps_rule415.pdf, which discusses the possibility that secondary offerings may be considered primary offerings when taking into account the totality of the circumstances. Alternatively, you should re-characterize the transaction as a primary offering, conduct the offering under one of the other applicable subsections of Rule 415, and identify the selling shareholders as underwriters in the filing rather than stating that they "may" be deemed underwriters, as you currently disclose on page 11.

The offering is not a primary offering by the Company. The Company receives nothing from the resale of the shares; the shareholders will receive the proceeds from any sale of the shares; a portion of the shares were sold in February 2007 and a portion sold in May 2007; the shares were sold for cash in a private placement pursuant to Reg. S of the Securities Act of 1933; none of the shareholders are affiliates of the Company; no one selling shareholder owns more than 4.70% of the Company’s outstanding shares of common stock; none of the shareholders are in the business of underwriting securities; under all of the circumstances its does not appear that the selling shareholders are acting as conduits for the Company; and, none of the selling shareholders are acting as conduits for the Company.

2.	It appears that your activities and proposed operations are commensurate in scope with those ordinarily associated with a blank check company. As you know, Rule 419(a)(2) defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." Please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or advise us why you do not believe that you are a blank check company.

The Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” The Company has a specific plan and purpose. Its business purpose is to engage in the business of providing security. Its specific plan is set forth in the registration statement.

As set forth in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed. Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. The Company has a specific plan of operation and a specific purpose. Further, the Company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies. Its plan, again, is to engage in the business of providing security services. Accordingly, no revision has been made.

In this regard, it appears that the company lacks a specific business plan. We note that the company has no operations, no assets except for cash, no contracts, no employees, and it has not applied a meaningful portion of the proceeds from the private placements in furtherance of a business plan. Your disclosure suggests that Charles Payne (your President, Principal Executive and Financial Officer, Secretary, Treasurer, Principal Accounting Officer and sole member of the Board of Directors) has not taken any substantive steps in furtherance of a business plan.

For example, our research indicates that you conducted your first private placement after the Ministry of Public Safety and Solicitor General of British Columbia issued a Security Business License No. 84596 to your subsidiary on January 3, 2007, yet you disclose that the company has not conducted any operations under that license.

The Company has a specific business plan and purpose. Its business purpose is to engage in the business of providing security services. The Company has commenced operations. It has established its office, made application for the security business license, made application and began scouting locations for the accredited security training facility, made application for the Surety bond, registered the URL address necessary to create the company’s website, built a database of potential clients, commenced interviews to hire a salesperson, designed the corporate logos/badges and placed the initial orders for the uniforms.

The Company’s sole officer and director has been actively contacting a number of businesses in hopes of securing a contract, but has been unsuccessful to date. He has been maintaining a database of potential customers and is currently pursuing possible clients. He is hopeful that he will be able to secure a contact in the near future. The Company has started to conduct interviews to hire a salesperson to assist with locating and securing contracts, but has not found a suitable candidate to fill the position. Former applicants were referred to the Company’s sole officer via networking or personal contacts. We intend to place employments ads through various media streams to locate a suitable salesperson.

As another example, we note that the company's webpage is still not operational as of the date of this letter, however, the domain for www.principlesecurity.ca was registered by cykawtick@hotmail.com on December 5, 2006, and your disclosure on page 20 indicates that it will cost only $500 to set up the webpage.

The email address cykawtick@hotmail.com is registered to the Company’s sole officer and director; Charles Payne. The URL address www.principlesecurity.ca was personally registered by Charles Payne on behalf of the company in December 2006. The URL was registered shortly after inception to ensure that the Company would be able to utilize the domain name that was requested. This also enabled the Company to obtain a corporate email address for business communications. The estimated cost of $500 to set up the webpage was established because the Company’s sole officer will be handling the design and set up of the webpage instead of having to outsource the job at a higher expense to the company. The website is not operational to date because Charles Payne has been devoting his time to carrying out the initial stages of the Company’s business plan, building the database of potential customers and trying to secure the Company’s first contract.

3.	We note that you disclose your office address to be at Unit B - 2015 Burrard Street, Vancouver, British Columbia, Canada V6J 3H4 and that you lease office space at a rate of C$500 per month. With a view towards disclosure, please supply us with a copy of the lease. As noted at http://www_pepitasonburrard.com, 2015 Burrard Street, Vancouver, British Columbia, Canada V6J 3H4 appears to be the address of a Pepitas Restaurant, founded in 1975.

The Company leases office space at Unit B-2015 Burrard Street, Vancouver, British Columbia, Canada at a rate of C$500 per month from Prominex Financial Services Ltd. A copy of the Company’s lease agreement with Prominex Financial Services Ltd. is attached in this facsimile for your records and will be filed as Exhibit 10.1 in the SB-2/A.

Plan of Distribution - page 11

4.	We note that your "Plan of Distribution" refers to the company's shareholders selling their securities pursuant to Rule 144. In the event you are a blank check company as defined in Rule 419, note that this Division has indicated our position that securities issued by blank check companies may only be resold in a registered offering. Please revise your disclosure as appropriate. See NASD Regulation, Inc. (January 21, 2000).

The Company is not a blank check company. Please see the response addressed under #2. Accordingly, no revision has been made.

Business - page 14

5.	The majority of the Business section appears to focus primarily on what the company intends to do into the future. Please center your discussion primarily upon current operations. Also, significantly expand your disclosure to address your current and immediate activities according to the requirements of Item 101(b) of Regulation S-B. You should discuss prospective operations under an appropriate subheading, along with the conditions and timetable for conducting those operations.

We propose to amend the Business section as follows:

“The Company has commenced operations. Since inception we have been implementing the early phases of our business plan; including the establishment of our office, making application for our security business license, making application and scouting locations for the accredited security training facility, making application for our Surety bond, registering the URL address necessary to create our website, building a database of potential clients, commencing interviews to hire our salesperson, designing our corporate logos/badges and placing the initial orders for our uniforms.

We have not generated any revenues because we have been unable to secure a contract. Our sole officer and director has been building a database of potential clients. He will be maintaining the database on an on-going basis. He has been actively contacting a number of businesses in hopes of securing a contract, but has been unsuccessful to date. We are hopeful that he will be able to secure a contract in the near future. The Company has started to conduct interviews to hire a salesperson to assist with locating and securing contracts, but has not found a suitable candidate to fill the position. Former applicants were referred to the Company’s sole officer via networking or personal contacts. We intend to place employments ads through various media streams to locate a suitable salesperson.”

Description of Securities - page 28

6.	The statement that "All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock, which are the subject of this offering, when issued, will be fully paid for and non-assessable" is a legal conclusion the company is not qualified to make. Please delete this reference.

The above noted statement has been deleted as seen in the attached marked copies of the amended SB-2.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

PRINCIPLE SECURITY INTERNATIONAL INCORPORATED

CHARLES PAYNE
Charles Payne
Principal Executive Officer
November 7, 2007